Filed Pursuant to Rule 424(b)(3)
Registration No. 333-195678

Prospectus Supplement No. 3

(To Prospectus dated June 27, 2014)

11,595,000 Shares

CENTURY  COMMUNITIES,  INC.

Common Stock

This Prospectus Supplement No. 3 (this “Prospectus Supplement”) supplements and amends our prospectus, dated June 27, 2014, as supplemented and amended by the Prospectus Supplement No. 1, dated August 18, 2014, and as further supplemented and amended by the Prospectus Supplement No. 2, dated November 14, 2014 (as supplemented and amended, the “Final Prospectus”), relating to the resale from time to time of up to an aggregate of 11,595,000 shares of our common stock, $0.01 par value per share, by the selling stockholders identified in the Final Prospectus (which term as used in the Final Prospectus includes pledgees, donees, transferees or other successors-in-interest).

We will not receive any of the proceeds from the sale of these shares of our common stock by the selling stockholders.

You should read this Prospectus Supplement in conjunction with the Final Prospectus, and this Prospectus Supplement is qualified by reference to the Final Prospectus, except to the extent that the information contained in this Prospectus Supplement supersedes the information contained in the Final Prospectus.  This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Final Prospectus, including any additional supplements or amendments thereto.

On January 27, 2015, we filed with the U.S. Securities and Exchange Commission (the “SEC”) our Current Report on Form 8-K/A (the “8-K/A”), which amends our Current Report on Form 8-K, filed with the SEC on November 18, 2014 (the “Original 8-K”), to include an updated Item 9.01(a) (Financial Statements of Business Acquired) and Item 9.01(b) (Pro Forma Financial Information), which we indicated would be provided no later than 71 days from the date on which the Original 8-K was required to be filed.  This Prospectus Supplement is being filed to update, supplement and amend the information contained in the Final Prospectus with the information contained and incorporated by reference in the 8-K/A.  Accordingly, we have attached the 8-K/A to this Prospectus Supplement.

Shares of our common stock are traded on the New York Stock Exchange under the symbol “CCS.”

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, under the federal securities laws and are eligible for reduced reporting requirements.  See the section entitled “Summary—Implications of Being an Emerging Growth Company” in the Final Prospectus for more information.

Investing in our common stock involves risks.  See “Risk Factors” beginning on page 20 of the Final Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement or the Final Prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

Prospectus Supplement dated January 28, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K /A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 13, 2014

CENTURY COMMUNITIES, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-36491	68-0521411
(Commission File Number)	(I.R.S. Employer Identification Number)

8390 East Crescent Parkway, Suite 650 Greenwood Village, Colorado	80111
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (303) 770-8300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

◻	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

◻	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

◻	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

◻	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

INTRODUCTORY NOTE

On November 18, 2014 Century Communities, Inc., a Delaware corporation (the “Company”), filed with the U.S. Securities and Exchange Commission a Current Report on Form 8-K (the “Original Form 8-K”) regarding the completion of the Company’s acquisition, on November 13, 2014, of substantially all the assets and operations of a leading homebuilding business in Atlanta, Georgia (the “Acquired Business”) from Peachtree Communities Group, Inc., a Georgia corporation, and certain of its subsidiaries and affiliates (collectively, “Peachtree”), pursuant to an Asset Purchase Agreement among Peachtree, and the Company (the “Peachtree Acquisition”). Pursuant to the Peachtree Acquisition, the Company acquired from Peachtree 2,120 owned and controlled residential lots within 36 communities in the greater Atlanta, Georgia metropolitan area, for an aggregate purchase price of approximately $54.8 million in cash, subject to post-closing purchase price true-up adjustments. As part of the Peachtree Acquisition, the Company also assumed certain contracts of Peachtree and acquired certain tangible and intangible assets of the Acquired Business, including plans and specifications, entitlements, and certain intellectual property.

This Current Report on Form 8-K/A amends the Original Form 8-K to include an updated Item 9.01(a) Financial Statements of Business Acquired and Item 9.01(b) Pro Forma Financial information, which the Company indicated would be provided no later than 71 days from the date on which the Original Form 8-K was required to be filed.

Item 9.01 of the Original Form 8-K is hereby amended and restated in its entirety as set forth below.

Item 9.01.	Financial Statements and Exhibits.

(a)	Financial Statements of Business Acquired.

The audited consolidated and combined balance sheets as of December 31, 2013 and 2012 and the related consolidated and combined statements of income and cash flows for the years then ended of Peachtree, the notes related thereto, and the report of the independent auditors related thereto, are filed as Exhibit 99.1 to this Current Report on Form 8-K/A and are incorporated by reference herein.

The unaudited condensed consolidated and combined balance sheet as of September 30, 2014, the related unaudited condensed consolidated and combined statements of income and cash flows for the nine month periods ended September 30, 2014 and 2013 of Peachtree, and the notes related thereto, are filed as Exhibit 99.2 to this Current Report on Form 8-K/A and are incorporated by reference herein.

(b)	Pro Forma Financial Information.

The unaudited condensed combined balance sheet as of September 30, 2014, the related unaudited condensed combined statement of operations for the nine months ended September 30, 2014 and the year ended December 31, 2013, and the related notes thereto, of the Company, after giving effect to the Peachtree Acquisition, are filed as Exhibit 99.3 to this Current Report on Form 8-K/A and are incorporated by reference herein.

(d)	Exhibits

Exhibit No.	Description
23.1	Consent of BDO USA, LLP, independent auditors of Peachtree Communities Group, Inc. and Subsidiaries
99.1	Audited consolidated and combined financial statements of Peachtree Communities Group, Inc. and Subsidiaries as of and for the years ended December 31, 2013 and 2012
99.2

Unaudited condensed consolidated and combined financial statements of Peachtree Communities Group, Inc. and Subsidiaries as of September 30, 2014 and for the nine month periods ended September 30, 2014 and 2013

99.3	Unaudited pro forma condensed combined financial statements of Century Communities, Inc. as of and for the nine month period ended September 30, 2014 and the year ended December 31, 2013

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

january

Date: January 27, 2015	CENTURY COMMUNITIES, INC.

	By:	/s/ Dave Messenger
Name: Dave Messenger
Title: Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

3

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of BDO USA, LLP, independent auditors of Peachtree Communities Group, Inc. and Subsidiaries
99.1	Audited consolidated and combined financial statements of Peachtree Communities Group, Inc. and Subsidiaries as of and for the years ended December 31, 2013 and 2012
99.2

Unaudited condensed consolidated and combined financial statements of Peachtree Communities Group, Inc. and Subsidiaries as of September 30, 2014 and for the nine month periods ended September 30, 2014 and 2013

99.3	Unaudited pro forma condensed combined financial statements of Century Communities, Inc. as of and for the nine month period ended September 30, 2014 and the year ended December 31, 2013

4

EXHIBIT 23.1

Consent of Independent Certified Public Accounting Firm

Century Communities, Inc.

Greenwood Village, Colorado

We hereby consent to the incorporation by reference in the Registration Statement of Century Communities, Inc. on Form S-8 (No. 333-197353) pertaining to the Century Communities, Inc. 2013 Long-Term Incentive Plan of our report dated May 2, 2014, relating to the consolidated and combined financial statements of Peachtree Communities Group, Inc. and Subsidiaries which appears in this Current Report on Form 8-K/A.

/s/ BDO USA, LLP

Atlanta, Georgia

January 27, 2015

Exhibit 99.1

Peachtree Communities Group, Inc.

and Subsidiaries

Contents

Independent Auditor’s Report	2-3
Consolidated and Combined Financial Statements
Balance Sheets	4
Statements of Income	5
Statements of Stockholder’s Equity	6
Statements of Cash Flows	7
Notes to Consolidated and Combined Financial Statements	8-11

404-688-1075
Tel: 404-688-6841 Fax: 404-688-1075 www.bdo.com	1100 Peachtree Street NE, Suite 700 Atlanta, GA 30309-4516

Independent Auditor’s Report

Board of Directors

Peachtree Communities Group, Inc. and Subsidiaries

Atlanta, Georgia

We have audited the accompanying consolidated and combined financial statements of Peachtree Communities Group, Inc. and Subsidiaries (the “Company”), which comprise the consolidated and combined balance sheets as of December 31, 2013 and 2012, and the related consolidated and combined statements of income, stockholder’s equity, and cash flows for the years then ended, and the related notes to the consolidated and combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated and combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated and combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated and combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated and combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated and combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated and combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated and combined financial statements.

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the financial position of Peachtree Communities Group, Inc. and Subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

May 2, 2014

Peachtree Communities Group, Inc.

and Subsidiaries

Consolidated and Combined Balance Sheets

(amounts in thousands, except share information)

December 31,	2013	2012
Assets
Cash and Cash Equivalents	$10,768	$4,105
Accounts Receivable	12	22
Real Estate Inventories, at Cost	49,251	39,407
Other Assets	446	175
	$60,477	$43,709

Liabilities and Stockholder's Equity
Construction Loans	$44,600	$33,150
Accounts Payable and Accrued Expenses	13,431	6,541
Payable to Affiliates	241	1,308
Interest Payable	724	558
Total Liabilities	58,996	41,557
Stockholder's Equity
Common stock, no par value, 1,000 shares authorized,
issued and outstanding at December 31, 2013 and 2012	1	1
Retained earnings	1,480	2,151
Total Stockholder's Equity	1,481	2,152
	$60,477	$43,709

See accompanying notes to consolidated and combined financial statements.

Peachtree Communities Group, Inc.

and Subsidiaries

Consolidated and Combined Statements of Income

(amounts in thousands)

Year ended December 31,	2013	2012
Revenues
Sales of homes	$163,210	$97,814
Cost of Completed Homes Sold	134,963	78,928
Gross Profit	28,247	18,886
Operating Expenses
Selling expenses	10,078	6,901
General and administrative expenses	4,477	2,856
Income from Operations	13,692	9,129
Nonoperating Expenses (Income)
Interest expense	6,427	4,235
Other expense (income), net	33	(138)
Total Nonoperating Expenses, Net	6,460	4,097
Net Income	$7,232	$5,032

See accompanying notes to consolidated and combined financial statements.

Peachtree Communities Group, Inc.

and Subsidiaries

Consolidated and Combined Statements of Stockholder’s Equity

(amounts in thousands)

	Common	Retained
	Stock	Earnings	Total
Balance at December 31, 2011	$1	$1,911	$1,912
Net income	—	5,032	5,032
Distributions to owners	—	(4,792)	(4,792)
Balance at December 31, 2012	1	2,151	2,152
Net income	—	7,232	7,232
Distributions to owners	—	(7,903)	(7,903)
Balance at December 31, 2013	$1	$1,480	$1,481

See accompanying notes to consolidated and combined financial statements.

Peachtree Communities Group, Inc.

and Subsidiaries

Consolidated and Combined Statements of Cash Flows

(amounts in thousands)

Year ended December 31,	2013	2012
Cash Flows from Operating Activities
Net income	$7,232	$5,032
Adjustments to reconcile net income to net cash
provided by operating activities:
Changes in operating assets and liabilities:
Developed lots	(202)	—
Completed homes and homes under
construction	(9,642)	(6,996)
Accounts Receivable	10	(22)
Other assets	(271)	(169)
Accounts payable and accrued expenses	6,889	3,116
Interest payable	168	(266)
Net cash provided by operating activities	4,184	695
Cash Flows from Financing Activities
Net borrowings on construction loans	11,450	6,395
Distributions to stockholder	(7,904)	(4,792)
(Decrease) increase in payables to affiliates	(1,067)	899
Net cash provided by financing activities	2,479	2,502
Net Increase in Cash and Cash Equivalents	6,663	3,197
Cash and Cash Equivalents, beginning of year	4,105	908
Cash and Cash Equivalents, end of year	$10,768	$4,105
Supplemental Disclosure of Cash Flow Information
Cash paid for interest, net of amount capitalized	$100	$265

See accompanying notes to consolidated and combined financial statements.

Peachtree Communities Group, Inc.

and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(amounts in thousands)

1. Description of the Business and Summary of Significant Accounting Policies

Nature of Business and Principles of Consolidation and Combination

Peachtree Communities Group, Inc. and Subsidiaries (the “Company”), a Georgia Corporation, is headquartered in Atlanta, Georgia, and was founded in 2008. The Company constructs for sale single-family detached homes on purchased residential lots. The Company’s principal operations are in Georgia, North Carolina, Alabama and South Carolina. The accompanying consolidated and combined financial statements include the accounts of the following entities (which are referred to herein, collectively and individually, as the Company) which are under common control:

Entity Name	Type of Entity	Type of Business
Peachtree Communities Group, Inc.	S-Corporation	Holding company
Peachtree Communities, LLC	LLC	Real estate construction
Peachtree Communities Realty Group, LLC	LLC	Real estate brokerage
Builders Finance Group, Inc.	S-Corporation	Construction financing
Peachtree Investment Group, LLC	LLC	Construction financing

All intercompany balances and transactions have been eliminated upon consolidation and combination.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates.

Cash and Cash Equivalents

Accounts maintained at commercial banks are insured by the Federal Deposit Insurance Corporation (“FDIC”) for up to $250 for interest-bearing accounts. The Company’s cash accounts are principally maintained at one financial institution and, at times throughout the year, the account balances may exceed the FDIC insured limits. The Company’s cash and cash equivalents totaled $10,768 and $4,105 as of December 31, 2013 and 2012, respectively.

Real Estate Inventories

Real estate inventories consist principally of completed homes or homes under construction and purchased lots. Cost of completed homes sold includes direct costs of land, material acquisition, real estate taxes, insurance, direct and allocated indirect overhead expense, and interest incurred during construction.

Inventories are stated at the lower of cost or market. Cost is determined on a basis of actual costs incurred for each project. Market is determined based on net realizable value. Appropriate consideration is given to obsolescence, excessive levels, deterioration, and other factors in evaluating net realizable value.

Peachtree Communities Group, Inc.

and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(amounts in thousands)

Capitalization of Interest

The Company capitalizes interest incurred on funds used to construct homes. The capitalized interest is recorded as part of the asset to which it relates and is amortized to interest expense when construction of the home is completed.

Revenue Recognition

The Company recognizes revenues in accordance with ASC 605, “Revenue Recognition”. In all of the Company’s arrangements, it does not recognize any revenues until it can determine that persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is deemed to be probable. Home sales are recorded as revenue when the sale is closed and title passes to the buyer. Sales of homes include the related lots. Minimal deposits received from customers upon signing a sales contract are recorded as a liability and are applied against the amount due from the customer at closing. Using an average sales price of $213 and $194 in the years ended 2013 and 2012, respectively, estimated sales backlog approximates $43,300 and $40,800 at December 31, 2013 and 2012, respectively.

Warranty Costs

The Company’s primary products are single family homes. All homes come with a one year builder warranty that covers workmanship and materials. Such warranty covers defects in plumbing, electrical, heating, cooling and ventilation systems and construction defects. In addition, the Company provides a warranty covered by a third party for construction defects for ten years.

Since the Company subcontracts homebuilding work to subcontractors who generally provide an indemnity and a certificate of insurance prior to receiving payments for their work, claims related to workmanship and materials are generally the primary responsibility of the Company’s subcontractors. For the years ended December 31, 2013 and 2012, warranty costs were immaterial and were expensed to general and administrative expenses as incurred.

Income Taxes

Under the S-Corporation rules of the Internal Revenue Code, income is ordinarily taxed at the stockholder level rather than the corporate level. Accordingly, no provision for income taxes has been made on the books of the S-Corporations included in the accompanying consolidated and combined financial statements. The S-Corporation income tax return, the qualification of the S Corporation as such for tax purposes, and the amount of distributable S-Corporation income are subject to examination by federal and state taxing authorities. If such examination results in a change with respect to the S-Corporation qualification or in changes to distributable S-Corporation income, the income tax liabilities of the Company or the stockholder for that year, and possibly subsequent years, could be changed accordingly.

Under the provisions of the Internal Revenue Code, the income or loss of an LLC is reflected on the income tax returns of the members of the LLCs. Accordingly, no provision for income taxes has been made on the books of the LLCs included in the accompanying consolidated and combined financial statements.

Peachtree Communities Group, Inc.

and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(amounts in thousands)

Subsequent Events

The Company has determined that there were no material events which took place after the balance sheet date of December 31, 2013 through the date the financial statements were made available for issuance on May 2, 2014.

2. Real Estate Inventories

Inventories consisted of the following:

December 31,	2013	2012
Completed homes and homes under construction	$49,049	$39,407
Developed lots	202	—
Total Real Estate Inventories	$49,251	$39,407

Completed homes, homes under construction and developed lots are comprised of costs associated with homes in various stages of construction and include direct construction and related developed lot costs.

3. Capitalized Interest

Capitalized interest for the Company is estimated based on the aging of work in process and lots owned balances throughout the year. Capitalized interest in inventory and interest incurred for the year are estimated as follows:

December 31,	2013	2012
Capitalized interest in real estate inventory, beginning
of year	$2,578	$2,154
Interest incurred and capitalized	5,874	4,659
Capitalized interest amortized to interest expense	(6,427)	(4,235)
Capitalized interest in real estate inventory, end of year	$2,025	$2,578

Peachtree Communities Group, Inc.

and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(amounts in thousands)

4. Construction Loans

Home construction is financed by advances received from certain long-term revolving construction loan facilities provided by various investors and investment groups. Funds for each respective project are advanced as necessary at the outset of the subject project. The loans are collateralized by Promissory Notes secured by Security Agreements and Guaranties. The revolving loan facilities are designed for the purpose of re-payment and re-borrowing as set forth in the respective agreements. The term of the facility is ten years, but may be extended upon agreement between the parties. The balance sheet reflects the amounts advanced through each facility; however, additional amounts up to the full commitments are available. The interest rate on construction loans was 12% for the period from January 1, 2012 through June 30, 2012 and 15% for the period from July 1, 2012 through December 31, 2013. The loan commitments and outstanding balances as of December 31, 2013 and 2012 were:

	2013			2012
	Total			Total
	Loan	Accrued	Outstanding	Loan	Accrued	Outstanding
Funding Source	Facility	Interest	Balance	Facility	Interest	Balance
Third Party
Investment Groups	$45,000	$—	$44,600	$40,000	$428	$33,150

5. Stockholder’s Equity

The Company distributes the majority of the Company’s earnings to the stockholder in the ordinary course of business. The Company paid $7,903 and $4,792 in distributions to the stockholder in 2013 and 2012, respectively.

6. Related Party Transactions

At December 31, 2013 and 2012, the Company has outstanding payables due to a company owned by the Company’s stockholder in the amount of $340 and $1,437, respectively, which includes accrued interest of $99 and $129 at December 31, 2013 and 2012, respectively. These amounts are included in payable to affiliates and interest payable on the accompanying consolidated and combined balance sheets.

7. Commitments and Contingencies

The Company has obligations under operating leases which require payments of $202 in 2014 and $68 in 2015. The Company’s lease expense in 2013 and 2012 was $203 and $171, respectively.

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. There were no significant pending legal proceedings to which the Company was a party at December 31, 2013 and 2012.

Exhibit 99.2

Peachtree Communities Group, Inc.

and Subsidiaries

Contents

Unaudited Condensed Consolidated and Combined Financial Statements
Balance Sheets	1
Statements of Income	2
Statements of Stockholder’s Equity	3
Statements of Cash Flows	4
Notes to Unaudited Condensed Consolidated and Combined Financial Statements	5-6

Peachtree Communities Group, Inc.

and Subsidiaries

Unaudited Condensed Consolidated and Combined Balance Sheets

(amounts in thousands, except share information)

	September 30,	December 31,
	2014	2013
Assets
Cash and Cash Equivalents	$9,252	$10,768
Accounts Receivable	18	12
Real Estate Inventories, at Cost	54,796	49,251
Other Assets	815	446
	$64,881	$60,477

Liabilities and Stockholder's Equity
Construction Loans	$47,100	$44,600
Accounts Payable and Accrued Expenses	15,715	13,431
Payable to Affiliates	—	241
Interest Payable	—	724
Total Liabilities	62,815	58,996
Stockholder's Equity
Common stock, no par value, 1,000 shares authorized,
issued and outstanding at September 30, 2014
and December 31, 2013	1	1
Retained earnings	2,065	1,480
Total Stockholder's Equity	2,066	1,481
	$64,881	$60,477

See accompanying notes to unaudited condensed consolidated and combined financial statements.

1

Peachtree Communities Group, Inc.

and Subsidiaries

Unaudited Condensed Consolidated and Combined Statements of Income

(amounts in thousands)

Nine Months Ended September 30,	2014	2013
Revenues
Sales of homes	$166,606	$111,129
Cost of Completed Homes Sold	140,820	91,170
Gross Profit	25,786	19,959
Operating Expenses
Selling expenses	10,065	6,778
General and administrative expenses	4,338	3,140
Income from Operations	11,383	10,041
Nonoperating Expenses (Income)
Interest expense	4,691	5,163
Other income, net	(50)	(209)
Total Nonoperating Expenses, Net	4,641	4,954
Net Income	$6,742	$5,087

See accompanying notes to unaudited condensed consolidated and combined financial statements.

2

Peachtree Communities Group, Inc.

and Subsidiaries

Unaudited Condensed Consolidated and Combined Statements of Cash Flows

(amounts in thousands)

Nine Months Ended September 30,	2014	2013
Cash Flows from Operating Activities
Net income	$6,742	$5,087
Adjustments to reconcile net income to net cash
provided by operating activities:
Changes in operating assets and liabilities:
Developed lots	202	—
Completed homes and homes under
construction	(5,747)	(12,229)
Accounts Receivable	(6)	(132)
Other assets	(369)	(335)
Accounts payable and accrued expenses	2,284	4,230
Interest payable	(724)	268
Net cash provided by (used in) operating activities	2,382	(3,111)
Cash Flows from Financing Activities
Net borrowings on construction loans	2,500	11,450
Distributions to stockholder	(6,157)	(5,649)
(Decrease) increase in payables to affiliates	(241)	(1,308)
Net cash (used in) provided by financing activities	(3,898)	4,493
Net (Decrease) Increase in Cash and Cash Equivalents	(1,516)	1,382
Cash and Cash Equivalents, beginning of year	10,768	4,105
Cash and Cash Equivalents, end of period	$9,252	$5,487
Supplemental Disclosure of Cash Flow Information
Cash paid for interest, net of amount capitalized	$1,349	$325

See accompanying notes to unaudited condensed consolidated and combined financial statements.

3

Peachtree Communities Group, Inc.

and Subsidiaries

Notes to Unaudited Condensed Consolidated

and Combined Financial Statements (amounts in thousands)

1. Basis of Presentation

Nature of Business and Principles of Consolidation and Combination

Peachtree Communities Group, Inc. and Subsidiaries (the “Company”), a Georgia Corporation, is headquartered in Atlanta, Georgia, and was founded in 2008. The Company constructs for sale single-family detached homes on purchased residential lots. The Company’s principal operations are in Georgia, North Carolina, Alabama and South Carolina. The accompanying consolidated and combined financial statements include the accounts of the following entities (which are referred to herein, collectively and individually, as the Company)  which are under common control:

Entity Name	Type of Entity	Type of Business
Peachtree Communities Group, Inc.	S-Corporation	Holding company
Peachtree Communities, LLC	LLC	Real estate construction
Peachtree Communities Realty Group, LLC	LLC	Real estate brokerage
Builders Finance Group, Inc.	S-Corporation	Construction financing
Peachtree Investment Group, LLC	LLC	Construction financing

All intercompany balances and transactions have been eliminated upon consolidation and combination.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates.

4

Peachtree Communities Group, Inc.

and Subsidiaries

Notes to Unaudited Condensed Consolidated

and Combined Financial Statements (amounts in thousands)

2. Real Estate Inventories

Inventories consisted of the following:

	September 30,	December 31,
	2014	2013
Completed homes and homes under construction	$54,796	$49,049
Developed lots	—	202
Total Real Estate Inventories	$54,796	$49,251

Completed homes, homes under construction and developed lots are comprised of costs associated with homes in various stages of construction and include direct construction and related developed lot costs.

3. Capitalized Interest

Capitalized interest for the Company is estimated based on the aging of work in process and lots owned balances throughout the year. Capitalized interest in inventory and interest incurred for the year are estimated as follows:

Nine Months Ended September 30,	2014	2013
Capitalized interest in real estate inventory, beginning of year	$2,025	$2,578
Interest incurred and capitalized	4,534	4,644
Capitalized interest amortized to interest expense	(4,691)	(5,163)
Capitalized interest in real estate inventory, end of period	$1,868	$2,059

5

Peachtree Communities Group, Inc.

and Subsidiaries

Notes to Unaudited Condensed Consolidated

and Combined Financial Statements (amounts in thousands)

4. Construction Loans

Home construction is financed by advances received from certain long-term revolving construction loan facilities provided by various investors and investment groups. Funds for each respective project are advanced as necessary at the outset of the subject project. The loans are collateralized by Promissory Notes secured by Security Agreements and Guaranties. The revolving loan facilities are designed for the purpose of re-payment and re-borrowing as set forth in the respective agreements. The term of the facility is ten years, but may be extended upon agreement between the parties. The balance sheet reflects the amounts advanced through each facility; however, additional amounts up to the full commitments are available. The interest rate on construction loans was 15% for the nine months ended September 30, 2014 and for the year ended December 31, 2013. The loan commitments and outstanding balances as of September 30, 2014 and December 31, 2013 were:

	September 30, 2014			December 31, 2013
	Total			Total
	Loan	Accrued	Outstanding	Loan	Accrued	Outstanding
Funding Source	Facility	Interest	Balance	Facility	Interest	Balance
Third Party
Investment Groups	$47,500	$—	$47,100	$45,000	$—	$44,600

5. Stockholder’s Equity

The Company distributes the majority of the Company’s earnings to the stockholder in the ordinary course of business. The Company paid $6,157 and $5,649 in distributions to the stockholder for the nine months ended September 30, 2014 and 2013, respectively.

6. Related Party Transactions

At December 31, 2013, the Company has outstanding payables due to a company owned by the Company’s stockholder in the amount of $340 which includes accrued interest of $99. These amounts are included in payable to affiliates and interest payable on the accompanying condensed consolidated and combined balance sheet as of December 31, 2013 and have been repaid in January 2014.

7. Commitments and Contingencies

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. There were no significant pending legal proceedings to which the Company was a party at September 30, 2014 and December 31, 2013.

8. Subsequent Events

On November 13, 2014, Century Communities, Inc. acquired substantially all of the Company’s assets and operations for approximately $55,000 in cash.

6

Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On November 13, 2014, Century Communities, Inc. (“we” or the “Company”), purchased substantially all of the assets and operations of Peachtree Communities Group, Inc., a Georgia corporation, and certain of its subsidiaries and affiliates (collectively, “Peachtree”), a homebuilder with operations primarily in Atlanta, Georgia, for a purchase price of approximately $54.8 million, subject to certain post closing adjustments (which we refer to as the “Peachtree Acquisition”). The acquired assets consist of 2,120 owned and controlled residential lots within 36 active selling communities in the greater Atlanta, Georgia metropolitan area. The assets and liabilities which were not acquired primarily consist of cash and cash equivalents, certain assets related to markets outside of the Atlanta, Georgia metropolitan area, and debt obligations.

The transaction will be accounted for by applying the guidance of ASC 805, Business Combinations (ASC 805).   In accordance with ASC 805, the acquired assets and liabilities will be recorded by the Company at their estimated fair values as of November 13, 2014, the date the acquisition was completed. The following unaudited pro forma condensed combined financial information and explanatory notes, presents the pro forma impact of the Peachtree Acquisition on the Company’s historical financial position and results of operations as of and for the nine months ended September 30, 2014  and the year ended December 31, 2013. The acquisition method of accounting is dependent upon certain valuations and other studies that have not been completed; therefore there is not sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial data. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position.

We derived the unaudited pro forma condensed combined financial information set forth below by the application of pro forma adjustments to the audited consolidated financial statements for the Company and Peachtree as of and for the year ended December 31, 2013 and the unaudited consolidated financial statements as of and for the nine months ended September 30, 2014. The Company’s and Peachtree’s historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the acquisition; (2) factually supportable; and (3) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial statements do not reflect any revenue enhancements or any cost savings from operating efficiencies, synergies or other restructurings that could result from the acquisition.   The unaudited pro forma condensed combined balance sheet as of September 30, 2014 is presented on the basis to reflect the acquisition as if it had occurred on September 30, 2014.  The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2014 and the year ended December 31, 2013 gives pro forma effect to the Peachtree Acquisition, as if the acquisition had been completed on January 1, 2013.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the acquisition of Peachtree been consummated on the dates indicated, and do not purport to be indicative of the financial condition or results of operations as of any future date or for any future period. There were no material transactions between the Company and Peachtree during the periods presented in the unaudited pro forma condensed combined financial statements that would need to be eliminated. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial information was based on and should be read in conjunction with the following historical consolidated financial statements and accompanying notes of the Company for the applicable periods, and Peachtree for the applicable periods:

•

historical financial statements of the Company for the year ended December 31, 2013 and 2012 and the related notes included in the Company’s prospectus dated June 17, 2014 that was filed with the SEC on June 18, 2014;

•

historical financial statements of the Company as of September 30, 2014 and for the nine months ended September 30, 2014 and 2013 and the related notes included in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2014;

1

•

historical financial statements of Peachtree for the year ended December 31, 2013 and 2012 and the related notes included in Peachtree’s audited consolidated and combined financial statements for the year ended December 31, 2013, included as a portion of Exhibit 99.1 to the Current Report on Form 8-K/A; and

•

historical financial statements of Peachtree for the nine months ended September 30, 2014 and the related notes included in Peachtree’s unaudited condensed consolidated and combined financial statements for the nine months ended September 30, 2014 and 2013, included as a portion of Exhibit 99.2 to the Current Report on Form 8-K/A.

2

Century Communities, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2014 (unaudited)

(in thousands, except share and per share amounts)

	Historical		Pro Forma		Century
	Century	Historical	Adjustments		Communities, Inc.
	Communities Inc.	Peachtree	Peachtree		Pro Forma
Home sales revenues	$217,734	$166,606	$(16,410)	(a)	$367,930
Cost of home sale revenues	166,367	140,820	(16,052)	(a)	291,135
Gross margin from home and land sales	51,367	25,786	(358)		76,795

Golf course and other revenue	3,750	—	—		3,750
Cost of golf course and other revenue	4,329	—	—		4,329
Gross margin from golf course and other revenue	(579)	—	—		(579)

Selling general and administrative	30,906	14,403	(492)	(a)	45,313
			496	(b)
Operating income	19,882	11,383	(362)		30,903

Other income (expense)	61	(4,641)	4,691	(a)	111
Income before tax expense	19,943	6,742	4,329		31,014
Income tax expense	7,109	—	3,875	(d)	10,984
Consolidated net income	$ 12,834	$ 6,742	$ 454		$ 20,030

Basic and diluted earnings per share	$0.68			(e)	$1.06
Basic and diluted weighted average common shares	18,635,986				18,635,986

See accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements

3

Century Communities, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2013 (unaudited)

(in thousands, except share and per share amounts)

	Historical		Pro Forma		Century
	Century	Historical	Adjustments		Communities, Inc.
	Communities Inc.	Peachtree	Peachtree		Pro Forma
Home sales revenues	$171,133	$163,210	$(34,035)	(a)	$300,308
Cost of home sale revenues	129,651	134,963	(23,034)	(a)	245,915
			4,335	(b)

Gross margin from home and land sales	41,482	28,247	(15,336)		54,393

Selling general and administrative	23,622	14,555	(9,127)	(a)	29,712
			662	(b)

Operating income	17,860	13,692	(6,871)		24,681

Other income (expense)	213	(6,460)	6,427	(a)	180
Income before tax expense	18,073	7,232	(444)		24,861
Income tax expense	5,015	—	2,376	(d)	7,391
Deferred taxes on conversion to a corporation	627	—	—		627
Consolidated net income	12,431	7,232	(2,820)		16,843

Net income attributable to the noncontrolling interests	52	—	—		52

Income attributable to common stockholders	$12,379	$7,232	$(2,820)		$16,791

Basic and diluted earnings per share	$0.95			(e)	$1.29
Basic and diluted weighted average common shares	12,873,562				12,873,562

See accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements

4

Century Communities, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

September 30, 2014

(in thousands)

	Historical			Peachtree		Century
	Century	Peachtree		Pro Forma		Communities, Inc.
	Communities Inc.	Historical		Adjustments		Pro Forma
Cash and cash equivalents	$101,704	$9,252		$(9,252)	(a)	$46,551
				(54,853)	(b)
				(300)	(c)

Accounts receivable	16,105	18		(18)	(a)	16,105
Inventories	461,566	54,796		(1,116)	(a)	518,828
				3,582	(b)
Prepaid expenses and other assets	27,502	815		—		28,317
Deferred tax asset, net	719	—		—		719
Property and equipment, net	11,848	—		—		11,848
Intangible assets, net	5,900	—		3,360	(b)	9,260
Goodwill	13,249	—		8,313	(b)	21,562
Total Assets	$638,593	$64,881	-	$(50,284)		$653,190

Liabilities and Equity
Liabilities
Accounts payable	$10,102	$15,715		$(818)	(a)	$24,999
Accrued expenses and other liabilities	50,674	—		—		50,674
Deferred tax liability	—	—		—		—
Notes payable and revolving loan agreement	210,048	47,100		(47,100)	(a)	210,048

Total liabilities	270,824	62,815	-	(47,918)		285,721

Equity
Total Equity	367,769	2,066		37,532	(a)	367,469
				(39,598)	(b)
				(300)	(c)

Total Liabilities and Equity	$638,593	$64,881		$(50,284)		$653,190

See accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements

5

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

1.  Accounting Policies

The Company has commenced a review of the accounting policies of Peachtree, and as a result of the ongoing review we may identify certain differences between the accounting policies of the two companies that could have a material impact on the unaudited condensed combined pro forma financial statements. At this time, the Company is not aware of any differences that would have a material impact on the unaudited condensed combined pro forma financial statements.

2.  Reclassifications

Certain amounts in the historical consolidated financial statements of Peachtree have been reclassified to conform to the Company’s presentation. These include presentation of selling expenses within selling expenses, general and administrative, on the unaudited pro forma condensed combined statement of operations, for the nine months ended September 30, 2014 and the year ended December 31, 2013.

3.  Pro Forma Adjustments

The following pro forma adjustments are required to reflect the net impact of the Peachtree Acquisition on the historical consolidated financial statements of the Company as of and for the nine months ended September 30, 2014 and for the year ended December 31, 2013:

a)	Non Acquired Assets and Liabilities

We acquired substantially all the assets and assumed certain liabilities of Peachtree for a purchase price of $54.8 million, subject to certain post-closing adjustments.  The assets and liabilities which were not acquired primarily consist of the assets of Peachtree’s markets outside of the greater Atlanta, GA, metropolitan area including $1.1 million of inventory, $18 thousand in accounts receivable, and $0.8 million of accounts payable.  We also did not acquire $9.3 million in cash and cash equivalents, or assume $47.1 million of debt obligations as of September 30, 2014.  These amounts have been removed in the unaudited pro forma condensed combined balance sheet as a reduction to cash and cash equivalents, accounts receivable, inventories, accounts payable and notes payable and revolving loan agreement.

Additionally, the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2014 reflects pro forma adjustments to home sale revenues, home cost of sales, selling, general and administrative expense, and other income (expense) of $16.4 million, $16.1 million, $0.5 million, and $4.7 million related to the operations of Peachtree’s non-acquired markets, and interest expense related to the non-assumed debt obligations.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 reflects pro forma adjustments to home sale revenues, cost of home sales and selling, general and administrative expense, and other income (expense) of $34.0 million, $23.0 million, $9.1 million and $6.4 million, respectively, related to the operations of Peachtree’s non-acquired markets, and interest expense related to the non-assumed debt obligations.

b)	Estimates of Assets Acquired and Liabilities Assumed

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed in the Peachtree Acquisition.  We have not completed the valuation analysis necessary under ASC 805, and for the purposes of these unaudited pro forma condensed combined financial statements, we have made a preliminary estimate of the fair value of the acquired assets and liabilities based on information currently available to us. Once we finalize our valuation analysis, assumptions utilized to estimate fair value may change and accordingly our estimated allocation may change.

Additionally, we may identify adjustments to the unaudited pro forma condensed combined statement of operations, for example, due to an identified asset or liability, or we may identify additional tangible or intangible assets or liabilities that have not been included on the unaudited pro forma condensed combined balance sheet, all of which could have a material impact on the unaudited pro forma condensed combined financial statements.

The preliminary estimates of the assets to be acquired and the liabilities to be assumed are outlined below (in thousands).

6

	Estimated	Historical balance
	Fair value as of	as of	Pro forma
	September 30, 2014	September 30, 2014	adjustments
Inventories	$57,262	$53,680	$3,582
Prepared expenses and other assets	815	815	—
Intangible assets	3,360	—	3,360
Goodwill	8,313	—	8,313
Total assets	69,750	54,495	15,255

Accounts payable	$14,897	$14,897	$—
Accrued expenses and other liabilities	—	—	—
	$14,897	$14,897	$—

Purchase Price/Net Equity	$54,853	$39,598	$15,255

Inventories

As the acquired inventory primarily consists of in process homebuilding inventory in various stages of construction and does not include significant amounts of land held for future development, we determined the preliminary estimate of fair value in accordance with ASC 820-10-55-21(f).  Accordingly, we applied pro forma adjustments to Peachtree’s historical costs based upon the average of the estimated lot value per community and the stage of production of the lots as of September 30, 2014, such that the pro forma increase to inventory and cost of home sales results in an expected gross margin that we believe a market participant would require to complete the remaining development and requisite selling efforts.  The stage of production, as of September 30, 2014, ranged from finished lots to fully completed single family residences.  We estimated a market participant would require a gross margin ranging from 6% to 18% based upon the stage of production of the individual lot.  Due to the preliminary nature of these estimates combined with uncertainties in the estimation process and the significant volatility in demand for new housing, actual results could differ significantly from such estimates.  The required pro forma adjustment to step up the inventory to fair value was $3.6 million based on these assumptions.

Prepaid expenses and other assets

Acquired prepaid expenses and other assets primarily consist of deposits for future lot purchases.  Due to the nature of these assets we believe that the sellers carrying cost approximates fair value.

Intangible Assets

Intangible assets consist of a five year non-compete agreement with the former owner of Peachtree, and acquired home plans.  The non-compete agreement was valued using a with and with-out approach which estimates the impact on future cash flows with and with-out the non-compete agreement. The difference between the projected cash flows is then discounted in order to estimate the fair value of the agreement. We estimated a fair value of $3.2 million for the non-solicitation agreement.  Acquired home plans were valued using a replacement cost approach, which resulted in an estimated fair value of $0.2 million.

The useful life of the non-compete agreement and acquired home plans are estimated at 5 and 7 years, respectively, which results in a pro-forma amortization expense of $0.7 million and $0.5 million for the year ended December 31, 2013 and the nine months ended September 30, 2014, respectively.  The pro forma amortization expense is reflected as an increase in selling, general and administrative expense.

Accounts payable/Accrued expenses and other liabilities

We determined that book value approximates carrying value for the acquired accounts payable and accrued expenses and other liabilities primarily due to the short term nature of these obligations.

7

Cost of home sale revenues

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 reflects an increase in cost of sales associated with the step up of inventory.  The step up of $4.3 million reflected in cost of sales is based upon the estimated fair value of inventory of Peachtree as of January 1, 2013, that were delivered to homebuyers during the year ended December 31, 2013.  The preliminary value was determined based upon the average of the estimated lot value per community and the stage of production of the lots as of January 1, 2013, such that the pro forma increase to inventory and cost of home sales results in an expected gross margin that we believe a market participant would require to complete the remaining development and requisite selling efforts.   The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2014 does not reflect a pro forma adjustment as the inventory as of January 1, 2013 was delivered during the year ended December 31, 2013.

c)	Transaction Costs

We estimate that our expenses for this transaction will be approximately $0.3 million, which will be reflected as an expense in our fourth quarter 2014 consolidated financial statements, the period the expenses were incurred. These costs include fees for legal, accounting, due diligence, and other services necessary to complete the transaction. The estimated expenses are reflected in the unaudited pro forma condensed combined balance sheet as a reduction to cash and cash equivalents and retained earnings of $0.3 million.

(d)   Income Taxes

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2014 and the year ended December 31, 2013 reflects income tax expense of $3.9 million, and $2.4 million, respectively, as if Peachtree was a taxable entity for the periods presented using the statutory federal and state income tax rate of 35%.  The rate is applied to the historical income before income tax of Peachtree of $6.7 million for the nine months ended September 30, 2014 and $7.2 million for the year ended December 31, 2013, after giving effect to the pro forma adjustments which increased income before income tax by $4.3 million for the nine months ended September 30, 2014 and decreased income before income tax by $0.4 million for the year ended December 31, 2013.

(e)  Earnings Per Share

Pro forma basic and diluted net income per share for the nine months ended September 30, 2014 and for the year ended December 31, 2013, gives effect to pro forma adjustments discussed above, as well as the application of the two-class method of calculating earnings per share, as our non-vested restricted stock awards have non-forfeitable rights to dividends, and accordingly represent a participating security. The two-class method is an earnings allocation method under which EPS is calculated for each class of common stock and participating security considering both dividends declared (or accumulated) and participation rights in undistributed earnings as if all such earnings had been distributed during the period (in thousands except share and per share amounts).

	Nine Months Ended	Year Ended
	September 30,	December 31,
	2014	2013
Numerator
Pro forma net income	$20,030	$16,843
Less: Net income attributable to the noncontrolling interests	—	(52)
Less: Undistributed earnings allocated to participating securities	(279)	(141)
Numerator for basic and diluted EPS	$19,751	$16,650
Denominator
Basic and diluted earnings per share—weighted average shares	18,635,986	12,873,562
Basic and diluted EPS	$1.06	$1.29

8